Exhibit 99.1
[Netherland, Sewell & Associates, Inc. Letterhead]

July 20, 2018

Mr. Brad Robinson
MRC Energy Company
One Lincoln Centre
5400 LBJ Freeway, Suite 1500
Dallas, Texas 75240

Dear Mr. Robinson:

In accordance with your request, we have audited the estimates prepared by MRC Energy Company (MRC), as of June 30, 2018, of the proved reserves and future revenue to the MRC interest in certain oil and gas properties located in Louisiana, New Mexico, and Texas. It is our understanding that the proved reserves estimates shown herein constitute all of the proved reserves owned by MRC. We have examined the estimates with respect to reserves quantities, reserves categorization, future producing rates, future net revenue, and the present value of such future net revenue, using the definitions set forth in U.S. Securities and Exchange Commission (SEC) Regulation S-X Rule 4-10(a). The estimates of reserves and future revenue have been prepared in accordance with the definitions and regulations of the SEC and conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities-Oil and Gas, except that per-well overhead expenses are excluded for the operated properties and future income taxes are excluded for all properties. We completed our audit on or about the date of this letter. This report has been prepared for MRC's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

The following table sets forth MRC's estimates of the net reserves and future net revenue, as of June 30, 2018, for the audited properties:

	Net Reserves		Future Net Revenue (M$)
	Oil	Gas		Present Worth
Category	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	44,451.0	221,348.2	1,845,692.4	1,233,851.1
Proved Developed Non-Producing	579.1	2,963.9	28,107.7	20,060.8
Proved Undeveloped	50,417.6	223,932.6	1,294,931.6	511,950.5

Total Proved	95,447.7	448,244.7	3,168,730.9	1,765,862.8

Totals may not add because of rounding.

The oil volumes shown include crude oil and condensate. Oil volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

When compared on a well-by-well basis, some of the estimates of MRC are greater and some are less than the estimates of Netherland, Sewell & Associates, Inc. (NSAI). However, in our opinion the estimates shown herein of MRC's reserves and future revenue are reasonable when aggregated at the proved level and have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). Additionally, these estimates are within the recommended 10 percent tolerance threshold set forth in the SPE Standards. We are satisfied with the methods and procedures used by MRC in preparing the June 30, 2018, estimates of reserves and future revenue, and we saw nothing of an unusual nature that would cause us to take exception with the estimates, in the aggregate, as prepared by MRC.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. The estimates of reserves and future revenue included herein have not been adjusted for risk.
MRC's estimates do not include probable or possible reserves that may exist for these properties, nor do they include any value for undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated. MRC has included estimates of proved undeveloped reserves for certain MRC-operated locations that generate positive future net revenue but have negative present worth discounted at 10 percent based on the constant prices and costs discussed in subsequent paragraphs of this letter. These MRC-operated locations have been included based on MRC's declared intent to drill these wells, as evidenced by MRC's internal budget, reserves estimates, and price forecast.

Prices used by MRC are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period July 2017 through June 2018. For oil volumes, the average West Texas Intermediate posted price of $54.15 per barrel is adjusted by lease for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $2.917 per MMBTU is adjusted by lease for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $55.95 per barrel of oil and $2.457 per MCF of gas.

Operating costs used by MRC are based on historical operating expense records. For the nonoperated properties, these costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs for the operated properties include only direct lease- and field-level costs. Operating costs have been divided into per-well costs and per-unit-of-production costs. For all properties, headquarters general and administrative overhead expenses of MRC are not included. Capital costs used by MRC are based on authorizations for expenditure and actual costs from recent activity. Capital costs are included as required for workovers, new development wells, and production equipment. Operating costs and capital costs are not escalated for inflation. Estimates do not include any salvage value for the lease and well equipment or the cost of abandoning the properties.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, estimates of MRC and NSAI are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by MRC, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing these estimates.

It should be understood that our audit does not constitute a complete reserves study of the audited oil and gas properties. Our audit consisted primarily of substantive testing, wherein we conducted a detailed review of all properties. In the conduct of our audit, we have not independently verified the accuracy and completeness of information and data furnished by MRC with respect to ownership interests, oil and gas production, well test data, historical costs of operation and development, product prices, or any agreements relating to current and future operations of the properties and sales of production. However, if in the course of our examination something came to our attention that brought into question the validity or sufficiency of any such information or data, we did not rely on such information or data until we had satisfactorily resolved our questions relating thereto or had independently verified such information or data. Our audit did not include a review of MRC's overall reserves management processes and practices.
We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to establish the conclusions set forth herein. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

Supporting data documenting this audit, along with data provided by MRC, are on file in our office. The technical person primarily responsible for conducting this audit meets the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. G. Lance Binder, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 1983 and has over 5 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ C.H. (Scott) Rees III
By:
C.H. (Scott) Rees III, P.E.
Chairman and Chief Executive Officer

/s/ G. Lance Binder
By:
G. Lance Binder, P.E. 61794
Executive Vice President

Date Signed: July 20, 2018

GLB:SDB

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.

CERTIFICATION OF QUALIFICATION

I, G. Lance Binder, Licensed Professional Engineer, 2100 Ross Avenue, Suite 2200, Dallas, Texas, hereby certify:

That I am an employee of Netherland, Sewell & Associates, Inc. in the position of Executive Vice President.

That I do not have, nor do I expect to receive, any direct or indirect interest in the securities of Matador Resources Company or its subsidiaries.

That I attended Purdue University and graduated in 1978 with a Bachelor of Science Degree in Chemical Engineering; that I am a Licensed Professional Engineer in the State of Texas, United States of America; and that I have in excess of 35 years of experience in petroleum engineering studies and evaluations.

By: /s/ G. Lance Binder
G. Lance Binder, P.E.
Texas Registration No. 61794

Please be advised that the digital document you are viewing is provided by Netherland, Sewell & Associates, Inc. (NSAI) as a convenience to our clients. The digital document is intended to be substantively the same as the original signed document maintained by NSAI. The digital document is subject to the parameters, limitations, and conditions stated in the original document. In the event of any differences between the digital document and the original document, the original document shall control and supersede the digital document.